September 8, 2008

Via Edgar and Facsimile

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549-0402

RE:	eLong, Inc

Form 20-F for the fiscal year ended December 31, 2007

Filed June 30, 2008

File No. 000-50984

Dear Ms. Cvrkel:

We are writing to respond to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated August 12, 2008 (the “Comment Letter”), relating to the annual report filed by eLong, Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 20-F”).

Our responses have been prepared to reflect information as of the date of this letter or as of other dates indicated herein. Where noted, in accordance with the Staff’s suggestions, we are proposing to make certain changes in or additions to our future filings. As the disclosure we intend to include in future filings will need to be drafted in light of future facts and circumstances, we have not included drafts of such disclosure in this letter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 20-F; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2007 20-F; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the responses set forth below correspond to the format of the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2007

Quantitative and Qualitative Disclosures About Market Risk, page 43

1.	We note from your disclosure that during the year ended December 31, 2007 you recorded RMB 65.8 million in foreign exchange losses due to the appreciation of the Renminbi against the United States dollar. Also, if the Renminbi continues to appreciate you will continue to record foreign exchange losses on United States dollar denominated assets, which you state that these losses are likely to be material. Considering the significance of your foreign exchange risk exposure, in future filings, please provide a sensitivity analysis to disclose the effects that a foreign exchange fluctuation between the Renminbi and the United States dollar may have on your future operations, financial position, and cash flows. Refer to the requirements outlined in Item 11(a)(1) of Form 20-F.

Response:

We note the Staff’s comment and wish to advise the Staff that the Company will include sensitivity analysis regarding the potential effects of foreign exchange fluctuation between the Renminbi and the United States Dollar in its future annual reports on Form 20-F.

Consolidated Statement of Shareholders’ Equity and Comprehensive Income, page F-4

Consolidated Statement of Cash Flows, page F-6

2.	Reference is made to the caption in your statement of equity labeled “exercise of stock warrants, net of expense” in the amount of RMB 883,090,593 for the year ended December 31, 2005 and the caption in your statement of cash flows labeled “proceeds from warrants exercise, net of investment banking fee” in the amount of RMB 771,596,526 for the year ended December 31, 2005. In this regard, please reconcile the RMB 883,090,593 presented in your statement of equity for the year ended December 31, 2005 with the RMB 771,596,526 presented in your statement of cash flows for the year ended December 31, 2005. Also, please explain how you accounted for the difference between the aforementioned items, which is approximately RMB 111,494,067.

Response:

The difference between the amount set forth in the consolidated statement of equity as “Exercise of stock warrants, net of expense” and that set forth in the consolidated statement of cash flows as “Proceeds from warrants exercise, net of investment banking fee” is due to payments made into a jointly controlled escrow account in connection with the acquisition by Expedia Asia Pacific of certain shares of the Company. As discussed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F”):

“On December 15, 2004, Expedia Asia Pacific announced its intention to exercise the warrant and on January 7, 2005 purchased 17,362,134 high-vote ordinary shares in return for a total purchase price of US$107.8 million, or US$6.21 per share. … In addition, 12.5% of the aggregate warrant exercise price in the amount of US$107.8 million paid by Expedia Asia Pacific was deposited into escrow as additional security, 40% of which represented the amount held back from our shareholders in connection with the repurchase of their ordinary shares relating to the warrant exercise and the remaining 60% of which represented the amount of our net proceeds from the Expedia Asia Pacific warrant exercise withheld at the closing of such exercise. The escrow account was under the joint control of Expedia Asia Pacific and us. …In April 2006, all remaining amounts in escrow were released to us and the existing shareholders as appropriate.”

(2006 20-F, pages 70-71)

The following is a reconciliation of the amounts presented in the caption “Exercise of stock warrants, net of expenses” in the consolidated statement of equity and the amount presented in the caption “Proceeds from warrants exercise, net of investment banking fee” in the consolidated statement of cash flows for the year ended December 31, 2005:

Per statement of equity		883,090,593
Amounts held in escrow payable to the Company		66,875,930
Amounts held in escrow payable to selling shareholders		44,618,137

Per statement of cash flows	RMB	771,596,526

The amounts held in the escrow account payable to the Company were presented as restricted cash in the Company’s consolidated balance sheet as of December 31, 2005 (see 2006 20-F, page F-2), and as a result were excluded from the line item “Exercise of stock warrants, net of expenses” in the consolidated statement of cash flows. In April 2006, the remaining escrow amount payable to the Company was released and reflected in the caption “Proceeds from release of restricted cash, net of expenses” in the consolidated statement of cash flows for the year ended December 31, 2006 (see 2007 20-F, page F-6).

3.	Reference is made to the caption in your statement of equity labeled “repurchase and cancellation of ordinary shares, net of expenses” in the amount of RMB (438, 269,988) for the year ended December 31, 2005 and the caption in your statement of cash flows labeled “repurchase of ordinary shares” in the amount of RMB (393,651,851) for the year ended December 31, 2005. In this regard, please reconcile the aforementioned amounts and explain how you accounted for the difference, which is approximately RMB (44,618,137).

Response:

A portion of the proceeds from the warrant exercise by Expedia Asia Pacific discussed in our response to Comment No. 2 above was used to purchase 8,681,067 ordinary shares from certain of the Company’s existing shareholders for RMB 438,269,988, of which

RMB 393,651,851 was paid in cash by the Company and RMB 44,618,137 was held in escrow. The Company’s use of the warrant exercise proceeds is discussed in the 2007 20-F which states:

“We used approximately one-half of the proceeds from Expedia Asia Pacific’s warrant exercise, or US$53,909,426, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders.”

(2007 20-F, page 13)

The following is a reconciliation of the amounts presented in relation to the repurchase and cancellation of ordinary shares, net of expenses for the year ended December 31, 2005 in the consolidated statement of equity and the consolidated statement of cash flows:

Per statement of equity		438,269,988
Amounts held in escrow payable to selling shareholders		44,618,137

Per statement of cash flows	RMB	393,651,851

As the amount held in escrow was paid directly to the selling shareholders upon the release of the escrow account, this amount was excluded from the “Repurchase of ordinary shares” line item of the consolidated statement of cash flows.

4.	Reference is made to the share-based compensation cost of RMB 10,260,600 and RMB 7,220,551 presented in your statement of equity for the years ended December 31, 2006 and 2007, respectively. In this regard, please explain to us why the aforementioned share-based compensation costs reported in your statements of equity are not equal to the amounts presented as share-based compensation in your statement of cash flows for the years ended December 31, 2006 and 2007, respectively.

Response:

The following is a reconciliation of the amounts presented in relation to share-based compensation cost for the years ended December 31, 2006 and 2007 in the consolidated statement of equity to the consolidated statement of cash flows:

	2006		2007
Per statement of equity		10,260,600		7,220,551
Cumulative effect of change in accounting principle		282,072		—
Compensation expense (reversal) related to cash settled performance units		1,678,749		(1,218,489)

Per statement of cash flows	RMB	12,221,421	RMB	6,002,062

Effective January 1, 2006, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (“SFAS No. 123R”). Accordingly, the Company recognized the cumulative effect of change in accounting principle as a separate line item in our consolidated statement of cash flows for the year ended December 31, 2006. As discussed in the 2007 20-F:

“Upon the adoption of SFAS No. 123R, the Group[*] recorded a cumulative effect of RMB 282,072 to account for the expected forfeitures of share-based awards granted prior to January 1, 2006 for which the Group previously recorded as an expense.”

(2007 20-F, Note (2)(h), page F-10)

The other component of share-based compensation cost is performance units which are settled in cash. As further discussed in Note (2)(h):

“Compensation cost related to 2006 and 2007 employee Performance Units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, which number of units are determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date and which, when vested, are settled in either ordinary shares or cash. At the time of grant, the Company’s board of directors or the compensation committee determines if the Company will settle the Performance Units in cash, shares or both. Settlement terms of Performance Units, once established, may only be changed by approval of the Company’s board of directors or the compensation committee. Except with respect to the Performance Units granted to the Company’s independent directors which are to be settled in cash, shares or both, Performance Units granted to staff during 2006 and 2007 are to be settled in ordinary shares. Those Performance Units granted during 2006 and 2007 to the Company’s independent directors are to be settled upon vesting by shares or cash that is equal to the fair market value of the vested ordinary shares on the vesting date. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors at the balance sheet date, and the proportionate amount of the requisite service that has been rendered to date. Changes in fair value of the liability-classified awards after the requisite service period has been completed are immediately recognized as compensation cost in the period in which the change in fair value occurs.”

(2007 20-F, Note (2)(h), pages F-10-11)

[*]	As discussed in Note (1) on page F-7 of the 2007 20-F (see also Note (1) on page F-7 of the 2006 20-F), the term “Group” refers to the Company and its consolidated subsidiaries and variable interest entities.

We classify the cash settled performance units as a liability and we remeasure the fair value of these awards at the end of each reporting period. The compensation costs related to liability-classified awards are included in the line item “Accrued expenses and other current liabilities” in the consolidated balance sheet, rather than in the consolidated statement of equity.

Note 2(j) – Cash and Cash Equivalents, page F-11

5.	As the amount of these assets have been material in each of the last two fiscal years and make up the majority of your total assets balance, please tell us and expand the notes to your financial statements to disclose in future filings the nature of the types of investments included in this account caption.

Response:

We note the Staff’s comment and wish to advise the Staff that the Company will expand the discussion in the notes to the financial statements in our future annual reports on Form 20-F to provide additional information with respect to the types of investments included in the category of “cash and cash equivalents.”

As of December 31, 2007, the Company’s cash and cash equivalents balance of RMB 1,138.45 million (disclosed on pages 40, 41 and F-2 of the 2007 20-F), included time deposits (deposits readily convertible into known amounts of cash or deposits with original maturities from the date of purchase of three months or less) of RMB702.95 million, of which 91% was denominated in US dollars and 9% was denominated in Renminbi; and cash of RMB435.50 million in saving accounts, of which 81% was denominated in US dollars and 19% was denominated in Renminbi.

Note 9 – Accrued Expenses and Other Current Liabilities, page F-19

6.	Based on the reference to Note 14 provided in Note 9 to your financial statements, we are unclear as to the nature and terms of the payables to former shareholders aggregating RMB 26,035,384 and RMB 24,354,638 at December 31, 2006 and 2007, respectively. Please tell us and revise the notes to your financial statements in future filings to explain the nature and terms of the transactions that resulted in these payables to former shareholders. Also, please tell us and disclose in future filings the expected payment terms for these payables to former shareholders. Furthermore, if the amounts disclosed in Note 9 relate to the amounts due to the former shareholders as discussed in the second paragraph of Note 19, Note 9 should be revised to refer to this footnote in future filings rather than to Note 14. Please advise or revise as appropriate.

Response:

We note the Staff’s comment and advise the Staff that the amount in question relates to funds formerly held in escrow payable to a former selling shareholder, Billable Development Ltd. (“Billable Development”), in connection with the acquisition of shares of the Company by Expedia Asia Pacific. The terms of the share acquisition and escrow have been disclosed by the Company in prior filings, including the Company’s registration statement on Form F-1 dated October 7, 2004 (and, as amended, effective October 27, 2004) (the “F-1”). The specific agreements governing the escrow was the Transfer and Escrow Contribution Agreement which was filed as Exhibit 10.36 to the F-1 (“Transfer & Escrow Agreement”) pursuant to which 10% of the amount payable to certain selling shareholders was deposited in an escrow account.

We have disclosed the receipt of the escrowed funds in our annual reports on Form 20-F. Note 19 of the 2007 20-F states:

“In April 2006, the Group received RMB 26,693,515 of final escrow release on behalf of former selling shareholders in relation with the sale of shares held by Billable Development, Mr. Wang Gui Ying and Mr. Wang Yi Jie to Expedia Asia Pacific in 2004. As of December 31, 2007, the amount has not been paid to these former shareholders.”

(2007 20-F, Note (19), page F-32; see also 2006 20-F, Note (17) page F-31)

The chairman and principal shareholder of Billable Development is our former director, Mr. Xiaojian Zhong (see F-1, pages 101 and 122). Since receiving the escrow funds, the Company has sought to contact Billable Development at the contact address contained in the Transfer & Escrow Agreement and to contact Mr. Zhong, but has thus far been unsuccessful in this regard. As a result, the amount remains as a “payable to former shareholders”, and the variation between the 2006 and 2007 amounts is due to fluctuation in the exchange rate between the US Dollar and the Renminbi. We will update our disclosure at such time as we are able to make the payment or otherwise determine that the payment cannot be made.

We also confirm that the reference in Note 9 should be to Note 19 rather than to Note 14; we will amend this in our future filings.

Note 14 – Preferred Shares, page F-28

7.	We note the disclosure indicating that “as of December 31, 2005, as a result of the adjustments made on March 31, 2006 to the warrant purchase price and the share repurchase price, the Company recorded RMB 766,909 due to Expedia Asia Pacific with a corresponding reduction to additional paid in capital and recorded RMB 383,454 due from certain of the Company’s existing shareholders with a corresponding increase to additional paid in capital”. Please explain the nature and terms of the adjustments made to the warrant purchase price and the share repurchase price on March 31, 2006. As part of your response, please explain why these adjustments were recognized as of December 31, 2005 if they occurred in March 2006 and explain why you believe the adjustments made to your financial statements as a result of the changes to the warrant purchase price and the share repurchase price are appropriate. Your response should explain in detail how the adjustments made to your financial statements were calculated or determined.

Response:

The specifics of the warrant exercise price adjustment have been disclosed in, and relevant contracts filed as exhibits to, our filings, including the 2006 20-F which states:

“On December 15, 2004, Expedia Asia Pacific announced its intention to exercise the warrant and on January 7, 2005 purchased 17,362,134 high-vote ordinary shares in return for a total purchase price of US$107.8 million, or US$6.21 per share. Such warrant exercise price was subject to a post-closing adjustment based upon our actual indebtedness as of December 15, 2004. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS).”

(2006 20-F, page 70, see also 2007 20-F, page 13)

As discussed above, the warrant exercise price on January 7, 2005 of US$6.21 was subject to a post-closing adjustment based on the Company’s actual indebtedness (including all liabilities assumed) as of December 15, 2004. By March 31, 2006, the Company had obtained additional information, including final bills, to determine the actual indebtedness of the Company as of December 15, 2004, and thus the warrant exercise price was adjusted to US$6.20434 per share. The Warrant Agreement, dated July 23, 2004, was filed as Exhibit 4.9 to the F-1 and incorporated by reference as Exhibit 2.1 to the 2007 20-F.

We recognized the adjustment to the warrant exercise price in the fiscal year ended December 31, 2005 in light of the following guidance contained in AU Section 560: Subsequent Events:

The first type [of subsequent event] consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.

(AU § 560.05)

As the information regarding the Company’s actual indebtedness on December 15, 2004 that was obtained subsequent to December 31, 2005 (i) provided additional evidence with respect to conditions that existed at the date of the balance sheet; (ii) affected the estimates inherent in the process of preparing financial statements; and (iii) was available prior to the issuance of the

Company’s 2005 fiscal year financial statements, thus the Company treated the warrant exercise price adjustment, as well as the adjustments to the accruals, as a Type 1 subsequent event, and adjusted the relevant estimates as of and for the year ended December 31, 2005.

Note 15 – Ordinary Shares, page F-29

8.	The exercise price paid in connection with the exercise of 209,872 options and performance shares during 2007 of RMB 579,339 as disclosed in Note (15) does not agree to the amount reflected in the Company’s changes of stockholders’ equity for the period. In future filings, please reconcile and revise these disclosures.

Response:

The exercise price paid in connection with the exercise of 209,872 options and performance shares during 2007 should be the amount of RMB3,149,851 that is stated in the Company’s consolidated statement of shareholders’ equity on page F-5 of the 2007 20-F, rather than the amount of RMB579,339. We will amend this disclosure in future filings.

Note 18 – Segment Information, page F-31

9.	In future filings, please revise to include a reconciliation of the total contribution of your segments for each period presented to the Company’s consolidated income before taxes and discontinued operations. Refer to the Disclosure requirements outlined in paragraph 32 of SFAS No.131.

Response:

We have considered the Staff’s comment and wish to advise the Staff that in future filings, the Company will provide the reconciliation outlined in paragraph 32 of SFAS No.131 for each period for which a consolidated statement of operations is presented. The table below sets forth our segment information reconciled with our consolidated statement of operations for the year ended December 31, 2007, as an example:

Year ended December 31, 2007
	Hotel	Air	Other	Corporate	Total (RMB)
Revenues	240,803,384	57,455,084	17,138,203		315,396,671
Business tax and surcharges	(12,040,169)	(3,160,030)	(2,610,093)		(17,810,292)
Cost of services	(33,412,658)	(40,231,011)	(1,042,501)	(7,811,415)	(82,497,585)
Service development expenses	(7,300,479)	(3,202,201)	(13,515,635)	(24,583,964)	(48,602,279)

Total contribution	188,050,078	10,861,842	(30,026)	(32,395,379)	166,486,516

Unallocated operating expenses
Sales and marketing				(126,971,094)	(126,971,094)

General and administrative				(52,005,466)	(52,005,466)
Amortization of intangibles				(1,060,000)	(1,060,000)
Impairment of property and equipment and intangible assets				(1,038,896)	(1,038,896)

Earnings (loss) from operations	188,050,078	10,861,842	(30,026)	(213,470,835)	(14,588,941)

Total other income (expenses), net				(10,217,167)	(10,217,167)

Earnings (loss) from continuing operations before income taxes	188,050,078	10,861,842	(30,026)	(223,688,002)	(24,806,108)

*    *    *

We hope that this letter appropriately addresses the Staff’s comments. Please feel free to contact me in Beijing by phone (011-86-13511068719), fax (011-86-64366019) or email (sami.farhad@corp.elong.com) should the Staff require any additional information.

Sincerely,

[/s/ Sami Farhad]
Sami Farhad
General Counsel

cc:	Guangfu Cui
Chris Chan
(eLong, Inc.)

Simon Gleave
Julia Zhang
(KPMG)

Timothy B. Bancroft
(Goulston & Storrs)